EXHIBIT 99.9

Management Discussion & Analysis
For The Quarter Ended April 30, 2003

This interim management discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended April 30, 2003 and 2002, and the audited consolidated financial statements of the Company for the year ended July 31, 2002 including all accompanying notes to the financial statements.

Description of the Business
Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company’s resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The property is divided into two sections; a development project with Australian partner, Bolnisi Gold NL (Bolnisi), and the 100% owned Northeast portion of the Ocampo district. Under an earn-in agreement with the Company, Bolnisi is responsible for all expenditures associated with putting the open pit mine into production; therefore, the Company has been concentrating its financial resources on the Northeast Ocampo district. The Company anticipates it will reach the production stage on both sections of the Ocampo project in the next twelve months.

Overview
The following discussion and analysis provides a summary of selected unaudited interim consolidated financial information for the nine months ended April 30, 2003 and 2002, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries. The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to an earn-in agreement with Bolnisi Gold NL. Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is found in its annual information form dated November 8, 2002.

Results of Operations (Year-to-date)

Operations
During the period, the company posted a net income of $399,321 compared to the previous year’s net loss of $1,037,718 with an earnings per share of $0.012 compared to a loss per share in the prior year of ($0.04).

Interest revenue increased by $70,305 due to the interest earned on the investment of the proceeds of a common stock issue of $6.5 million completed in May 2002. The Company received nine months of management fees ($270,000) in the current year pursuant to a joint venture agreement with Bolnisi Gold NL. The agreement was not signed until March of last year therefore only one month of fees were realized in the prior year ($30,000).

The Company has recorded an unrealized foreign exchange gain of $2,815,052 in the first nine months of this fiscal year due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long-term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars and will seek to hedge its long-term debt instrument.

General and Administrative and Professional fees have increased in 2003 by $1.43 million due to an increased marketing and communications program. As the company draws closer to production, it has embarked on this program to highlight the exceptional results it has received from its drilling programs both in the Bolnisi-Gammon development project and the 100% owned Northeast portion of the Ocampo district. This effort will continue at this level over the next year as part of a focus to increase shareholder value through market exposure and continued project success.

Wages and benefits have increased by $91,531 due to additional staffing in the management and finance departments.

Exploration and Development

Bolnisi-Gammon development project
The Bolnisi-Gammon development project has moved forward to the mine development and construction stage. Bolnisi has informed the Company that, while the final feasibility studies are still being reviewed and optimized, a sufficient level of confidence has been reached to allow Bolnisi to complete an indicative financial model of the project which justifies a decision to proceed to meet all earn-in terms, and that Bolnisi is now accordingly commencing negotiations for debt financing to construct the project’s open pit mine. The terms of the Spanish-language agreement between Bolnisi’s and Gammon Lake’s Mexican subsidiaries are now being finalized to enable Bolnisi to proceed with the necessary permitting applications. Bolnisi has informed Gammon Lake that immediately on receipt of the necessary permits, it will commence construction of the project.

As all drilling and capital costs to put the mine into production are covered by Bolnisi during this earn-in period, no expenditures on this part of the property have been capitalized to the mineral properties. Bolnisi has also reported that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. The results have exceeded the Company’s expectations and should very favorably impact final feasibility.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in March 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

100% Owned Northeast Ocampo
The Company continues to focus its financial resources on the 100% owned Northeast Ocampo district with expenditures during the nine-month period of $4.0 million. The 25,000-meter drill program was recently completed along with a resource calculation audited by Pincock Allan & Holt. On a gold-equivalent basis, the newly outlined resource at Gammon’s 100%-owned Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6- million ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver. In addition, the Company recently released a preliminary scoping study prepared by Kappes Cassidy which shows annual production of 92,400 oz. gold and 4.6 million oz. silver, with an IRR OF 247%, on measured and indicated resource at The Company’s 100%-owned Ocampo underground project. The Company is currently driving 2.5 kilometres of underground development of ramps and adits in the form of 4x4.5 meter tunnels. This will enable Gammon to focus underground drilling on the high-grade zones in order to better define and potentially increase the size of the resource. The total cost of this program will be $2 million CAD with a remaining investment of $1.1 million required over the next seven months.

Financial Condition, Liquidity and Capital Resources

The company’s working capital position at April 30, 2003 was $3,169,572 compared to July 31, 2003 at $6,573,133 for a difference of $3,403,561. The company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Northeast portion of the Ocampo district as it moves into the next phase of production and extraction over the next year. The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

The Company received $2,744,470 ($2,063,138 – 2002) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.07 per share. During the nine-month period, the Company invested $3.6 million in its Ocampo mineral property as a result of a comprehensive 25,000-meter drilling program undertaken in the current fiscal year. Previous years mineral property expenditures during the same period totaled $819,000. The Company also acquired shares in a private company; Mexgold Resources Inc. Further details on this acquisition can be found in note 3 of the financial statements. The company purchased equipment for and advanced funds to an affiliated company in the amount of $809,045 for the purpose of completing the development of the ramps and tunnels on the Company’s 100% owned Ocampo project. The Company will maintain a lien on the equipment until the loan has been fully repaid. In addition, the Company plans to obtain a significant portion of ownership in the affiliated company in consideration for financing the equipment. An additional $821,733 was needed to support ongoing operational needs during the period and was less than the previous year’s operational cash requirements of $1,233,602 during the same period due to the use of short-term working capital facilities in the current year.

The Company, as of April 30, 2003, had 7,380,600 in-the-money options and warrants for a total value of $8,003,250 of which a total of 2,874,600 in-the-money options and warrants with a value of $3,697,100 have expiry dates in 2003 with the remaining expiring in the years 2005, 2006 and 2007. The Company has also secured advance approval at its annual meeting for the issuance of one or more private placements up to 36,453,766 common shares.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above

Outlook

The Company continues to be optimistic about both the Gammon-Bolnisi development and the 100% owned Northeast sector Ocampo property in Mexico. The Gammon-Bolnisi project has entered the next stage of development and Bolnisi has agreed to move forward to earning its 60% interest and to commence the construction and development of the mine.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company will be in a position to start extraction of the bulk samples and complete infill drilling from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. The Company will continue the drilling of targets throughout its 100%-owned property position, and shortly plans to announce an expanded drilling program phase. The drilling will test for additional shallow surface and underground deposits outside of the ramp development area with a focus on increasing our resource base.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking Statements
Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.